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                            May 26, 2021

       Rory Byrne
       Chief Executive Officer
       Dole plc
       29 North Anne Street
       Dublin 7
       D07 PH36
       Ireland

                                                        Re: Dole plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 28,
2021
                                                            CIK No. 0001857475

       Dear Mr. Byrne:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted April 28, 2021

       PROSPECTUS SUMMARY
       Company Overview, page 1

   1. Please revise to ensure that the information you include in your summary is balanced. For example, please include
prominent disclosure of the amount of your indebtedness and the company's dependence on
the proceeds of the offering to repay such debt and meet
                                                        outstanding
obligations, to the extent accurate. To the extent that you cite strengths in your summary, please
review each one and revise as necessary to provide balanced
                                                        information, rather
than listing generalized risk factors at the end of this section.
 Rory Byrne
FirstName
Dole plc LastNameRory Byrne
Comapany
May        NameDole plc
     26, 2021
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Page 2 2021 Page 2
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2.       We note your references to the "Share Exchange", "Scheme", and "Scheme of
         Arrangement" on pages 14 and 57, and elsewhere. Please revise your summary to include prominent disclosure regarding the purpose and effect of the Share Exchange and Scheme.
3. We note your statement that you are a leader in value added and fresh packed vegetables in North America and other growth categories across the wider fresh produce product
         range worldwide. Please define    value-added and fresh packed
vegetables    and    other
         growth categories.    Additionally, please also provide support for
this statement, disclose
         the measure by which you determined your competitive position, and explain the differences. To the extent that this statement is based upon management's belief, please indicate that this is the case.
4. Please revise page 2 to briefly provide more details concerning the study conducted by
         IPSOS, including sample size or approximate sample size and number of brands studied,
         and clarify the meaning of    fresh fruit unaided consumer brand
awareness.
5. We note your statement on page 3 that the combination of Dole Food Company and Total
         Produce will drive    significant growth and cost benefits through the
realization of
         synergies across the enlarged business.    However, your risk factor
on page 46 states that
         you do not anticipate full integration and, as a result,    expect
modest organizational
         synergies    between your businesses. Please reconcile.
Industry Overview and Market Opportunity, page 4

6. We note your use of Nielson data to support your statement that fresh produce is a key growth driver in grocery stores. Please revise to clarify the underlying data used and the calculations you performed based on such data.
Our Competitive Strengths, page 5

7. Please revise to name the competitors shown in the graphic on pages 6 and 132, and discussed in the surrounding text, as well as the basis for the rankings shown, including whether certain companies were excluded. With respect to the footnote to the graphic on page 7, please clarify which countries or producers were excluded in the market share calculations. For example, with respect to value added vegetables, list the other types of non-retail sales that were excluded.
Our Growth Strategy, page 11

8. On page 11 you state that you were the global #1 in fresh produce for fiscal year 2020.
         Please revise to state how this was calculated.
Summary Historical and Pro Forma Consolidated Financial Information , page 23

9. We note that your pro forma non-GAAP measurement included your share of revenue of equity accounted investments. This appears to be an individually tailored accounting policy and appears to violate Rule 100(b) of Regulation G. Please revise and remove the
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Dole plc
May 26, 2021
Page 3
         reconciling items throughout the filing, including any segment disclosures, related to your equity investments. Refer to Non-GAAP financial measures Question
100.04 of C&DI
         dated April 4, 2018.
10. Please revise throughout the filing to present GAAP measures prior to the presentation of non-GAAP measures. For example, on pages 1 and 7 you disclose the percentage of
         Adjusted Revenue of fresh fruit and fresh vegetable, but do not present the comparable percentage of GAAP revenue. Notwithstanding the above comment, on page 101 you discuss Adjusted revenue by segment, but do not discuss revenue by segment. On pages 3 and 5 you disclose pro forma Adjusted Revenue prior to pro forma Revenue. In addition, any non-GAAP charts, such as the ones presented on pages 6 and 7, should be preceded by an equally prominent GAAP chart.
RISK FACTORS
Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions..., page 27

11. Please include a separate risk factor addressing Tropic Race 4 (TR4). In your revised disclosure, clarify the severity and possible effects of the disease, discuss any material impacts you have experienced, and quantify the related costs you have incurred and reasonably expect to incur. In this regard, we note, for example, a press release from July
         30, 2020, located on the company   s website, where you characterize
TR4 as an
            existential threat to bananas    and include a number of actions
taken by the company to
         address TR4, including ramping-up your TR4 response plan, implementing site-specific
         TR4 prevention activities, and instituting a three-year containment program.
Description of the Transaction, page 57

12.      Please revise to state the amount of the C&C Promissory Note on page
61.
13. Please revise to provide more detail concerning the claims that have been asserted in connection with the 2018 Transaction on page 63, including the type and amount of such claims.
14. Please revise page 66 to state the price upon which the Trademark License is being extended, if material, and describe or cross-reference such arrangement in the Related
         Party section.
Industry, Market and Other Data, page 69

15. Page 69 indicates you commissioned data presented in the registration statement. Please
FirstName LastNameRory Byrne
       tell us what consideration you gave to filing the third party's consent as an exhibit to the
Comapany    NameDole
       registration     plc as required by Section 7 of the Securities Act and
Securities Act
                    statement
May 26,Rule
         2021436.
               Page 3
FirstName LastName
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Dole plc LastNameRory Byrne
Comapany
May        NameDole plc
     26, 2021
May 26,
Page 4 2021 Page 4
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Use of Proceeds, page 71

16. Please revise to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. With respect to the intended debt repayment, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3C of Form 20-F.
Unaudited Pro Forma Condensed Consolidated Financial Information , page 77

17. Clarify how you have reflected the consummation of debt financing in connection with the
         Transaction in the pro forma information. If the financing will not be used to pay off debt in connection with the Transaction, please clarify that fact.
18.      Please address the following in the pro forma information for clarity:
             In the introductory paragraphs on page 77 please provide a detailed description of
             each transaction for which a pro forma effect is being given. For example, clarify the
             nature of "the Transaction based on the historical financial position and results of
             operations of Total Produce and Dole Food Company.
             Since Total Produce is considered the accounting acquirer of Dole
Food Company,
             please present the Total Produce Historical column on page 80 first.
             Please revise to similarly title each adjustment on the pro forma financial statements
             on pages 79 and 80 as described in the notes to the pro forma information. For
             example, adjustment "A" on page 79 should be labeled as such on page 83.
             We note on page 57 that the Transaction agreement will be effected in a series of
             steps. Please revise the pro forma information to clarify how each step is considered.
             For example, in the first step, clarify how you have reflected the shares issued to
             Total Produce in the Share Exchange. For the second step, clarify why you present
             Dole Food Company in the pro forma columns on pages 79 and 80, instead of DFC
             Holdings.
             Clarify why adjustments "i" through "l" on pages 84 and 85 are included in the
             subheading, "Transaction Accounting Adjustments Related to IPO".
Revise the
             subheading to clarify that it encompasses repayment of debt from the offering
             proceeds.
19. Please disclose how you determined the value of share consideration of $215 million.
20. You provide a preliminary purchase price allocation for Dole Food Company's historical assets and liabilities on page 82. Please revise to clarify how the adjustments for each balance sheet line were made in the pro forma information. For example, you may want to revise adjustment "j" on page 85 to clarify how those adjustments relate to the purchase price allocation. In this respect, we note that the line items in adjustment "j" are not easily compared to the purchase price allocation on page 82.
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21. With respect to explanation note (e) on page 83, please tell us where the adjustment is reflected in the Pro Forma Condensed Consolidated Financial
Statements.
22. We note you will receive $538 million of cash from IPO Transaction as noted on page 80 note M. We further note on page 85 note (n) that the net proceeds is $565 million, please explain the discrepancies or revise. Please also reconcile the debt transactions note N on page 80 and the your explanation note (n) on page 85 (i.e your repayment of $538 million in note (n) but your cash reduction is $565 million on page 80).
23. Please present the historical and pro forma basic and diluted per share amount and the number of shares used to calculate such per share amounts on the face of the Pro Forma
         Condensed Consolidated Statement of Operations.
MANAGEMENT   S DISCUSSION AND ANALYSIS
Overview, page 87

24. You state in Risk Factors on page 27 that you have begun seeing instances of Tropic Race
         4 (TR4), a serious vascular crop disease that affects bananas in some areas where you source product. Please tell us the extent to which you have seen the disease and what consideration, if any, you have considered the disease with respect to any impairments to be recorded in your financial statements. Disclose in Management's Discussion and
         Analysis any expected trends with respect to how you are managing the disease, including anticipated costs to contain the disease, and the expected impact on your results of operations. Consider disclosing total revenue from bananas that could potentially be affected if the disease spreads across the globe, with a breakdown of banana revenue in areas in which TR4 has been discovered.
BUSINESS
Our Growth Strategy, page 136

25. Please revise to quantify the estimated investments referenced throughout this section, including, but not limited to, fresh produce market growth, market penetration, your planned expansion into additional territories and categories, and supply chain optimization. In your revised disclosure, please discuss the key milestones and time frames to implement each of these strategies.
Customers, page 144

26. Please provide additional information concerning your non-retail customers, including your wholesale and foodservice customers.
MANAGEMENT, page 152

27. We note your statement that you do not have any written employment agreements with named executive officers governing their duties and responsibilities. Please revise to clarify whether you have any employment or compensation agreements with any of your
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Dole plc
May 26, 2021
Page 6
         named executive officers. In this regard, we note references to retention agreements on pages 163 and F-121. To the extent you have employment or compensation agreements with any of your named executive officers, please file these agreements as exhibits or advise why this is not required. See Item 8 of Form F-1 and Item 601(b)(10) of
         Regulation S-K.
DESCRIPTION OF CERTAIN INDEBTEDNESS
Revolving and Term Facilities, page 177

28. We note that the interest rate of your Revolving Credit Facility and the Term Loan A
         Facility is tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your credit facilities. Alternatively, please tell us why you believe you are not required to do so.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, page 204

29. It appears that you do not intend to file a tax opinion relating to the tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your
         PFIC status. Refer to Item 601 of Regulation S-K and and Section III.A of Staff Legal
         Bulletin No. 19.
Total Produce plc Financial Statements
Notes to Consolidated Financial Statements
2. Basis of Preparation and Summary of Significant Accounting Policies
Revenue Recognition, page F-18

30. You state that the transaction price for product is measured as consideration that is expected to be received for the sale, net of variable consideration including provisions for returns, discounts, rebates and allowances and that estimated variable consideration is included in the transaction price only to the extent that is is probable that a significant reversal of cumulative revenue recognized would not occur. You also state that volume rebates are recognized as earned by the customer. Please clarify how your policy with respect to volume rebates is consistent with your accounting policy for variable consideration and ASC 606-10-32-5 through 32-9.
5. Segments, page F-25

31. You state that management uses Adjusted Revenue and Adjusted EBITDA to evaluate segment performance and allocate resources. ASC 280-10-50-22 requires a company to use one measure of profit or loss for each reportable segment. Also refer to Compliance
FirstName LastNameRory Byrne
       & Disclosure Issue 104.01. Please remove the presentation of Adjusted Revenue in the
Comapany    NameDole
       financial       plc as it appears that Adjusted Revenue is a non-GAAP
measure, which
                 statements
May 26,is 2021
          not appropriate
               Page 6     to be included in the financial statements.
FirstName LastName
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Dole plc LastNameRory Byrne
Comapany
May        NameDole plc
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DFC Holdings LLC Financial Statements
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-75

32.      Please present your revenue disaggregation as required by ASC
606-10-50-5.
33. You state on page F-76 that estimated sales and discounts are recorded in the period in which the related sale is recognized. However, you state that volume rebates are recognized as earned by the customer and, where applicable, Dole's estimate of sales volume over the term of the arrangement. Please clarify your accounting policy for volume rebates and how your policy is consistent with ASC 606-10-32-5 through 32-9.
Agricultural Costs, page F-76

34. You state that recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering, and farm labor, are generally capitalized into inventory and charged to costs of sales when the related crop is harvested and sold, however you expense the pineapples and bananas costs as incurred. Please tell us the basis for expensing pineapple and banana costs as incurred. Refer to ASC 905-330-25-1 and all pertinent authoritative accounting literature in your response.
General

35. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      P. Michelle Gasaway, Esq.